Morgan Stanley Finance LLC Structured Investments	Free Writing Prospectus
Filed pursuant to Rule 433
Registration Statement Nos. 333-250103; 333-250103-01
January 3, 2022

Market Linked Securities—Leveraged Upside Participation and Fixed Percentage Buffered Downside

Principal at Risk Securities Linked to the EURO STOXX 50® Index due August 2, 2027

Fully and Unconditionally Guaranteed by Morgan Stanley

Summary of terms

Issuer	Morgan Stanley Finance LLC
Guarantor	Morgan Stanley
Term	5.5 years
Market measure	EURO STOXX 50® Index (the “underlying index”)
Pricing date	January 28, 2022*
Original issue date	February 2, 2022*
Face amount	$1,000 per security (100% of par)
Maturity payment amount	See “Investment description” on this page and “How the maturity payment amount is calculated” on page 3.
Maturity date	August 2, 2027*
Starting level	The closing level of the underlying index on the pricing date
Ending level	The closing level of the underlying index on the calculation day
Threshold level	80% of the starting level
Participation rate	At least 156%, to be determined on the pricing date
Calculation day	July 26, 2027*
Calculation agent	Morgan Stanley & Co. LLC, an affiliate of the issuer
Denominations	$1,000 and any integral multiple of $1,000
Agent discount

Morgan Stanley & Co. LLC and Wells Fargo Securities, LLC will act as the agents for this offering. Wells Fargo Securities, LLC will receive a commission of up to $44.20 for each security it sells. Dealers, including Wells Fargo Advisors (“WFA”), may receive a selling concession of up to $25 per security, and WFA will receive a distribution expense fee of $1.20 for each security sold by WFA.

In respect of certain securities sold in this offering, we may pay a fee of up to $1.00 per security to selected securities dealers in consideration for marketing and other services in connection with the distribution of the securities to other securities dealers.

CUSIP	61773HYT0

Investment description

•	Linked to the EURO STOXX 50® Index

•	Unlike ordinary debt securities, the securities do not pay interest or repay a fixed amount of the face amount at maturity. Instead, the securities provide for a maturity payment amount that may be greater than, equal to or less than the face amount of the securities, depending on the performance of the underlying index from the starting level to the ending level.

At maturity, the maturity payment amount per $1,000 face amount of securities will be determined as follows:

o	If the level of the underlying index increases:

You will receive the face amount plus a positive return equal to at least 156% (to be determined on the pricing date) of the percentage increase in the level of the underlying index from the starting level.

o	If the level of the underlying index decreases, but the decrease is not more than 20%:

You will receive the face amount.

o	If the level of the underlying index decreases by more than 20%:

You will have 1-to-1 downside exposure to the decrease in the value of the underlying index from the starting level, in excess of 20%.

•	Investors may lose up to 80% of the face amount.

•	All payments are subject to our credit risk. If we default on our obligations, you could lose some or all of your investment. These securities are not secured obligations and you will not have any security interest in, or otherwise have any access to, any securities included in the underlying index.

•	No periodic interest payments or dividends.

•	No exchange listing; designed to be held to maturity.

*To the extent the issuer makes any change to the pricing date or original issue date, the calculation day and maturity date may also be changed in the issuer’s discretion to ensure that the term of the securities remains the same.

The face amount of each security is $1,000. This price includes costs associated with issuing, selling, structuring and hedging the securities, which are borne by you, and, consequently, the estimated value of the securities on the pricing date will be less than $1,000 per security. We estimate that the value of each security on the pricing date will be approximately $934.60, or within $34.60 of that estimate. Our estimate of the value of the securities as determined on the pricing date will be set forth in the final pricing supplement. See “Investment Summary” and “Risk Factors” in the accompanying preliminary terms for further information.

The securities have complex features and investing in the securities involves risks not associated with an investment in ordinary debt securities. See “Risk Factors” in the accompanying preliminary terms. All payments on the securities are subject to our credit risk.

This introductory term sheet does not provide all of the information that an investor should consider prior to making an investment decision.

Investors should carefully review the accompanying preliminary terms, product supplement for PLUS, index supplement and prospectus before making a decision to invest in the securities.

The securities are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

Hypothetical payoff diagram

The payoff diagram to the right is based on the hypothetical participation rate of 156% and the threshold level of 80% of the starting level.

This diagram has been prepared for purposes of illustration only. Your actual return will depend on the actual ending level and participation rate and whether you hold your securities to maturity.

Hypothetical returns

The hypothetical return table below is based on the participation rate of 156%, the threshold level of 80% of the starting level and a hypothetical starting level of 100.00. The following examples are for illustrative purposes only. The actual starting level, threshold level and participation rate will be determined on the pricing date.

Performance of the Underlying Index*		Performance of the Securities(1)
Ending Level	Percentage Change from the Starting Level to the Ending Level	Maturity Payment Amount	Return on Securities(2)
200.00	100.00%	$2,560.00	156.000%
190.00	90.00%	$2,404.00	140.400%
180.00	80.00%	$2,248.00	124.800%
170.00	70.00%	$2,092.00	109.200%
160.00	60.00%	$1,936.00	93.600%
150.00	50.00%	$1,780.00	78.000%
140.00	40.00%	$1,624.00	62.400%
130.00	30.00%	$1,468.00	46.800%
120.00	20.00%	$1,312.00	31.200%
110.00	10.00%	$1,156.00	15.600%
105.00	5.00%	$1,078.00	7.800%
100.00(3)	0.00%	$1,000.00	0.00%
90.00	-10.00%	$1,000.00	0.00%
85.00	-15.00%	$1,000.00	0.00%
80.00	-20.00%	$1,000.00	0.00%
79.00	-21.00%	$990.00	-1.00%
70.00	-30.00%	$900.00	-10.00%
60.00	-40.00%	$800.00	-20.00%
50.00	-50.00%	$700.00	-30.00%
40.00	-60.00%	$600.00	-40.00%
30.00	-70.00%	$500.00	-50.00%
20.00	-80.00%	$400.00	-60.00%
10.00	-90.00%	$300.00	-70.00%
0.00	-100.00%	$200.00	-80.00%

*.The underlying index excludes cash dividend payments on stocks included in the underlying index.

(1) Assumes a participation rate of 156%. The actual participation rate will be determined on the pricing date.

(2) The “Return on Securities” is the number, expressed as a percentage, which results from comparing the maturity payment amount per $1,000 face amount of securities to the purchase price of $1,000 per security.

(3) The hypothetical starting level of 100.00 has been chosen for illustrative purposes only and does not represent the actual starting level. The actual starting level and threshold level will be determined on the pricing date and will be set forth under “Summary of terms” above. For historical data regarding the actual closing levels of the underlying index, see the historical information set forth under the section titled “EURO STOXX 50® Index Overview” in the accompanying preliminary terms.

How the maturity payment amount is calculated

If the ending level is greater than the starting level:

$1,000 plus:

If the ending level is less than or equal to the starting level, but greater than or equal to the threshold level:

the face amount of $1,000

If the ending level is less than the threshold level:

$1,000 minus

If the ending level is less than the threshold level, you will receive less, and up to 80% less, than the face amount of your securities at maturity.

Notwithstanding anything to the contrary in the accompanying product supplement for PLUS, the amount you will receive at maturity will be the maturity payment amount, defined and calculated as provided herein and in the accompanying preliminary terms.

EURO STOXX 50® Index daily closing levels*

EURO STOXX 50® Index Daily Closing Levels January 1, 2016 to December 31, 2021

* The graph above sets forth the daily closing levels of the underlying index for the period from January 1, 2016 through December 31, 2021. We obtained the information in the graph above from Bloomberg Financial Markets without independent verification. The underlying index has at times experienced periods of high volatility. You should not take the historical levels of the underlying index as an indication of future performance, and no assurance can be given as to the closing level of the index on the calculation day.

Selected risk considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary terms, product supplement for PLUS, index supplement and prospectus. Please review those risk factors carefully.

Risks Relating to an Investment in the Securities

•	The securities do not pay interest, and you will receive less, and up to 80% less, than the face amount of your securities at maturity if the ending level is less than the threshold level.

•	The market price will be influenced by many unpredictable factors.

•	The securities are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the securities.

•	As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

•	The amount payable on the securities is not linked to the value of the underlying index at any time other than the calculation day.

•	Investing in the securities is not equivalent to investing in the underlying index.

•	The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the securities in the face amount reduce the economic terms of the securities, cause the estimated value of the securities to be less than the face amount and will adversely affect secondary market prices.

•	The estimated value of the securities is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

•	The securities will not be listed on any securities exchange and secondary trading may be limited.

•	The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the securities.

•	Hedging and trading activity by our affiliates could potentially adversely affect the value of the securities.

•	The maturity date may be postponed if the calculation day is postponed.

•	Potentially inconsistent research, opinions or recommendations by Morgan Stanley, MSFL, WFS or our or their respective affiliates.

•	The U.S. federal income tax consequences of an investment in the securities are uncertain.

Risks Relating to the Underlying Index

•	There are risks associated with investments in securities linked to the value of foreign equity securities.

•	Adjustments to the underlying index could adversely affect the value of the securities.

•	Historical levels of the underlying index should not be taken as an indication of the future performance of the underlying index during the term of the securities.

Not suitable for all investors

Investment suitability must be determined individually for each investor. The securities described herein are not a suitable investment for all investors. In particular, no investor should purchase the securities unless they understand and are able to bear the associated market, liquidity and yield risks. Unless market conditions and other relevant factors change significantly in your favor, a sale of the securities prior to maturity is likely to result in sale proceeds that are substantially less than the face amount per security. MS & Co., Wells Fargo Securities, LLC and our respective affiliates are not obligated to purchase the securities from you at any time prior to maturity.

Morgan Stanley and MSFL have filed a registration statement (including a prospectus, as supplemented by the applicable product supplement and the index supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. You should read the prospectus in that registration statement, the applicable product supplement, the index supplement and any other documents relating to this offering that Morgan Stanley and MSFL have filed with the SEC for more complete information about Morgan Stanley, MSFL and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at.www.sec.gov. Alternatively, Morgan Stanley, MSFL, any underwriter or any dealer participating in the offering will arrange to send you the applicable product supplement, index supplement and prospectus if you so request by calling toll-free 1-(800)-584-6837.

Consult your tax advisor

Investors should review carefully the accompanying preliminary terms, product supplement for PLUS, index supplement, prospectus supplement and prospectus and consult their tax advisors regarding the application of the U.S. federal income tax laws to their particular circumstances, as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.

“EURO STOXX 50®” and “STOXX®” are registered trademarks of STOXX Limited.

Wells Fargo Advisors is a trade name used by Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, members SIPC, separate registered broker-dealers and non-bank affiliates of Wells Fargo Finance LLC and Wells Fargo & Company.

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